November 6, 2019

Via Email

Morrison C. Warren, Esq.
Walter L. Draney, Esq.
E. Roy Kim, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

       Re:     RiverNorth Flexible Municipal Income Fund, Inc.
               Registration Statement on Form N-2
               File Nos. 333-234122, 811-23481

Dear Messrs. Kim, Draney, and Warren:

         On October 7, 2019, the RiverNorth Flexible Municipal Income Fund, Inc. (the "Fund"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                     LEGAL COMMENTS

    1. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

    2. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements, or state how the
       Fund is exempt from such review.

                                            Cover Page

    3. The Staff's position is that the Cover Page section is generally limited to two pages unless additional disclosure is required by law. Revise the Cover Page section to include only information required by Form N-2 or by law. By way of example, the last two

                                                 1

         paragraphs of iii provide additional details not required by the cover page as do the second and third paragraphs under "Limited Term and Eligible Tender Offer" on page iv.

Page i   Principal Investment Strategies

    4. The disclosure contained in the paragraph "Tactical Municipal Closed-End Fund
       Strategy," at (ii), appears to disclose an arbitrage strategy or strategies, but lacks clarity.
       Please revise the disclosure to enable investors to better understand how the Fund will implement this strategy.

Page iii   Principal Investment Strategies

    5. The Fund states, "The Fund, or the Underlying Funds in which the Fund invests, may invest in securities of any credit quality, including, without limit, securities that are rated below investment grade, except that, under normal market conditions, at least 50% of the
       Fund's Managed Assets will be directly or indirectly invested in investment grade
       Municipal Bonds." Please clarify the disclosure by providing the range of credit ratings for investment grade securities.

Page iv   Limited Term and Eligible Tender Offer

    6. What would be the size of the tender offer? How would it be determined?

Page v   Dividends and Distributions

    7. Given that Fund distributions may include a return of capital, please state that fact in this paragraph, and summarize the consequences to shareholders of a return of capital.

                                             Prospectus

Page 5   Prospectus Summary   Principal investment Strategies and Policies

    8. The disclosure indicates the Fund may have high portfolio turnover. Accordingly, please summarize in this section the consequences of high turnover to shareholders.

Page 11   Tender Option Bonds ("TOBs")

    9. The staff's position is that a TOB financing involves the issuance of a senior security by a fund unless the fund segregates unencumbered liquid assets (other than the bonds deposited into the TOB trust) with a value at least equal to the amount of the floaters plus accrued interest, if any. It is unclear from this disclosure what practice the Fund will follow. Accordingly, please advise whether the Fund segregates unencumbered liquid assets for a TOB financing. Depending on your response, we may have additional comments.

Page 12   Dividends and Distributions

                                                   2

     10. The Fund notes that its dividends and distributions, from time to time, may include a return of capital. Accordingly, please disclose here the consequences to shareholders of a return of capital.

Page 13   Risk Considerations

    11. The Fund's investment strategy and philosophy are discussed at length on pages 2-7, yet risk disclosure in this section is limited to one paragraph of generalities at the bottom of page 13. Please summarize all material risks in this section.

Page 16   Summary of Fund Expenses

    12. Although the Fund is "not obligated to repay any such organizational expenses or offering costs paid by the Adviser," please disclose any potential plans for the Fund to repay organizational expenses or offering costs paid by the Adviser voluntarily.

Page 21   General Obligation Bonds

    13. Provide a plain English definition of "ad valorem" contemporaneously with its use.

Page 27   Effects of Leverage

    14. The language of the first column of the Item 8.3b table does not match the language in
        Item 8.3b. Please confirm that there will be no deviation in the meaning or calculations required by Item 8.3b.

Page 27   Risks

    15. Please consider whether the expected discontinuation of LIBOR is a principal risk for the
        Fund. If you believe it is not, please explain to us why. Otherwise, please describe how the expected discontinuation of LIBOR could affect the Fund's investments, including (1)
        if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Page 28   Management Risks

    16. The Fund states, "The Fund is the closed-end fund to be managed by the Adviser and the closed-end fund to be managed by the Subadviser." This sentence is confusing. Revise this sentence to clarify that there is only one closed-end fund different aspects of which are managed by the Adviser and the Subadviser.

Page 32   Credit and Below Investment Grade Securities Risks/Interest Rate Risk

                                                  3

     17. Disclosure regarding credit and below investment grade securities risks and interest rate risk, found on page 32, and interest rate risk and credit risk, on page 30, contain substantial overlap. Please revise to remove redundant disclosure while preserving disclosure of material risks.

Page 33   Interest Rate Risk

    18. Does the Fund have a duration strategy? If so, please disclose that strategy.

Page 36   Underlying Fund Risks

    19. The Fund may invest in index-based and actively managed ETFs, yet the risks of investing in ETFs are not fully disclosed. Accordingly, we ask that you please disclose the following:

           a. An ETF's market price may deviate from the value of the ETF's underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the
              ETF's NAV.

           b. An active trading market for shares of the ETF may not develop or be maintained.
              Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF's shares and the underlying value of those shares.

           c. If securities underlying an ETF are traded outside of a collateralized settlement system, that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis
              (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences between the market price of the ETF's shares and the underlying value of those shares.

           d. In stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity



                                                 4

                for the ETF's shares in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

           e. Purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Page 66   Conversion to Open-End Fund

    20. Guide 4 to Form N-2 states, "If conversion to an open-end company is disclosed as a possible course of action in the prospectus, the prospectus should discuss the factors that the Registrant's board of directors will consider in determining whether to propose a conversion." Since the prospectus does discuss the possibility of open-ending the Fund, please discuss the factors that the Board would consider in such a situation.

Page 67   Limited Term and Eligible Tender Offer

    21. What percentage of shares would the Fund offer to purchase in the event of a tender offer? Depending on your answer, we may have additional questions.

Page 75   Underwriters

    22. The disclosure relating to over-allotment and stabilizing transactions is too vague to enable a reader to understand exactly what limitations, if any, have been placed on the
        Underwriters' activities. Please provide additional details, such as amount and timing of any such purchases and sales, and explain to us how these activities would be compliant with Federal Securities law.

                              Statement of Additional Information

Cover Page

    23. Disclosure in the second paragraph of text references a July 25, 2019 prospectus. If this is incorrect, please provide the correct date.

Page A-1   Investment Restrictions

    24. Pagination in the SAI table of contents does not appear to match that of the SAI itself;
        please revise in proper form.

Page A-34   Board Leadership Structure



                                                 5

       25. Disclose whether there will be a lead independent director. If there will be, describe his or her role in the leadership of the Fund under Item 18.5(a).

                                   ACCOUNTING COMMENTS

There are no accounting comments at this time.

                                                Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-6197.


                                                        Sincerely,
                                                        /s/ Ryan Sutcliffe
                                                        Staff Attorney


cc:      Vincent Di Stefano, Branch Chief
         Christian Sandoe, Assistant Director




                                                   6